THEATER XTREME ENTERTAINMENT GROUP, INC.
250 Corporate Blvd.
Suites E & F
Newark, DE 19702

January 31, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:          Theater Xtreme Entertainment Group, Inc. (the “Company”)
Registration Statement on Form SB-2
File No. 333-130058 (the “Registration Statement”)

Dear Sir or Madam:

The Company hereby withdraws its request for acceleration of effective date previously requested in correspondence dated 27 January 2006.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

THEATER XTREME ENTERTAINMENT GROUP, INC.

By: /s/ Scott Oglum
Scott Oglum, CEO